OCZ Technology Group, Inc.

6373 San Ignacio Ave.., San Jose, CA 95119	Tel: (408) 733-8400 Fax: (408) 733-4900

April 16, 2012

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Staff letter dated March 13, 2012

Dear Mr. Krikorian:

I refer to the letter referenced above relating to the staff’s review of certain filings made by OCZ Technology Group, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). In connection with that letter and the responses previously submitted on the Company’s behalf, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Arthur F. Knapp, Jr. Arthur F. Knapp,Jr.

cc:	Melissa Walsh, U.S. Securities and Exchange Commission